Mail Stop 6010

October 2, 2006

Jack O. Bovender, Jr.
Chairman of the Board and Chief Executive Officer
HCA Inc.
One Park Plaza
Nashville, Tennessee

> **Re:** **HCA Inc.**
> **Revised Schedule 13E-3 and Revised Schedule 14A**
> **Filed September 18, 2006**
> **File No. 1-11239**

Dear Mr. Bovender:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 13E-3

1.   We note your response to comment 1. We note that besides his potential directorship, Thomas F. Frist III is Dr. Frist's son, and he may own up to 2.1% of Parent's equity after the transaction. These factors, together, suggest he may be an affiliate engaged in the transaction for purposes of Rule 13e-3 and should be named as a filing person. Please revise your documents to identify him as a filing person.

SCHEDULE 14A

Summary Term Sheet, page 1

2.   We note your response to comment 5, and we reissue the comment in part. Please revise the "Interests of the Company's Directors and Executive Officers in the Merger" bullet point on page 5 to quantify the total cash payment that each officer and director will receive if the merger is consummated. Please note that we are not simply requesting a cross-reference to the discussion in the Special Factors section.

3.   We note your response to comment 6, and we reissue the comment. Please revise the "Opinions of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated" bullet point on page 6 to disclose the amount of Credit Suisse's fee for its opinion and the amount by which the fee will increase if the merger is completed. Please note that we are not simply requesting a cross-reference to the discussion in the Special Factors section. We note your disclosure on page 34 that HCA has agreed to pay Credit Suisse an additional amount, estimated to be $4.4 million, in the event the merger is consummated. Please explain why this amount is estimated and how it may change. Additionally, on page 36 you state that HCA may pay an additional discretionary fee to Morgan Stanley upon the early termination of Morgan Stanley's engagement and the closing of the merger. What factors will the Special Committee consider when deciding whether to pay the discretionary fee?

Special Factors

Background of the Merger, page 19

4.   We note your response to comment 12. If accurate, please revise the discussion of the May 8, 2006 meeting to clarify that Messrs. Bovender and Bracken and Dr. Frist left the meeting because it is customary for management to participate in leveraged buyout transactions although they had not at this point had any discussions with the sponsors regarding participation in the transaction. Additionally, please clarify at what point Messrs. Bovender and Bracken and Dr. Frist expressed interest in participating with the sponsors in the buyout of the Company. Was their participation mentioned or implied when Dr. Frist and management contacted representatives of KKR and Bain on or about April 20, 2006 or at the meetings that immediately followed? Further, clarify why or how Dr. Frist and management identified the "sponsors" as possible parties to a potential transaction?

5.   In the discussion of your May 24, 2006 meeting, you state that Merrill Lynch representatives reviewed strategic alternatives that management had reviewed since the September 2005 board of directors meeting. Please revise to clarify that Merrill Lynch reviewed a number of hypothetical transactions involving public and private companies.

Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger

The Special Committee, page 27

6.   We note your responses to comments 25, 26, and 27, and we reissue these comments in part. As noted previously, each filing person is required to consider the factors listed in instruction 2 to Item 1014 of Regulation M-A in connection with its fairness determination. To the extent a filing person does not perform its own evaluation of one or more of the factors and is relying on the analyses of another to satisfy its Item 1014 requirements, it must expressly "adopt" such conclusion and analyses. See Question and Answer No. 20 of Exchange Act Release No. 17719 (April 13, 1981). Since the Special Committee appears to rely on the analyses of Credit Suisse and Morgan Stanley in reaching its fairness conclusion, the Special Committee must specifically "adopt" these analyses. It is not sufficient to state that you reviewed and considered the analyses unless you also performed your own analyses.

Selected Companies Analysis, page 38

7.   We note that in response to comment 43, you now disclose that the three criteria used to determine which hospital companies to include in the analysis were (1) publicly traded (2) hospital companies (3) with operations similar to HCA.

- Since there are numerous publicly traded hospital companies, please disclose which aspects of operations the financial advisors considered in determining that the six companies included in the analysis were the only six companies that had operations similar to HCA.
- If any other companies met the criteria but were excluded from the analysis, please identify those companies and disclose the reasons for their exclusion.

8.   We note your disclosure that Credit Suisse and Morgan Stanley applied ranges of selected multiples to the corresponding financial data. Please revise to disclose the ranges that were selected and disclose the implied enterprise value reference range.

Selected Transactions Analysis, page 39

9.   We note that in response to comment 47, you now disclose that the three criteria
        used to determine which transactions to include in the analysis were (1) U.S.
        companies (2) with operations similar to HCA (3) in the hospital and related
        health care services lines of business. Were these transactions the only
        transactions that involved transactions in U.S. companies with operations and
        principal lines of business in the hospital and related health care services
        industries? If there were any other transactions meeting these criteria that were
        excluded from the analysis, they should be identified and the reason(s) for their
        exclusion should be explained.

Position of Parent, Merger Sub and the Sponsors as to Fairness, page 42

10.   We note you include this section in response to comment 1.

        • It appears the Parent, Merger Sub, and Sponsors relied on the Special
          Committee's analysis in reaching their position as to fairness. Please revise
          the disclosure to clarify that they specifically adopt the Special Committee's
          analysis.
        • We note the Parent, Merger Sub, and Sponsors' position is that "they have no
          reason to believe that the merger is not fair to the unaffiliated shareholders."
          Item 1014 of Regulation M-A requires the parties to state whether they
          reasonably believe the transaction is fair or unfair to unaffiliated security
          holders. Please revise the conclusion accordingly.

Projected Financial Information, page 83

11.   We note your response to comment 54. Please revise your document to state that
        the projections and assumptions included in the document constitute all of the
        material information given to the financial advisors and used by them in
        formulating their opinions.

Annex C: Opinion of Morgan Stanley & Co. Incorporated, page C-1

12.   We reissue prior comment 55, as the revised disclosure still seems to suggest
        shareholders cannot rely on the opinion. Please revise your proxy statement to
        clarify that shareholders are entitled to rely on the opinion, or otherwise clarify
        that Morgan Stanley has consented to its use in the document being disseminated
        to shareholders.

                                    *   *   *

Jack O. Bovender, Jr.
HCA Inc.
October 2, 2006
Page 5

       As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

                    Sincerely,

                    Jeffrey Riedler
                    Assistant Director

cc: J. Page Davidson
       Bass, Berry & Sims PLC
       315 Deaderick Street, Suite 2700
       Nashville, Tennessee 37238